SECURITIES AND EXCHANGE COMMISSION
W

06003132

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AXCESSNET, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CRANBERRY HILL, STE 6
(No. and Street)

LEXINGTON (City) MA (State) 02421 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHAVIT 781-674-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET (Address) WORCESTER (City) MA (State) 01608 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYAL SHAVIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXCESSNET, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

SYLVIE [illegible] VEINES
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Sept. 21, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

AXCESSNET, LLC

TABLE OF CONTENTS

DECEMBER 31, 2005 AND 2004

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
AxcessNet, LLC
Lexington, Massachusetts

We have audited the accompanying statements of financial condition of AxcessNet, LLC (a limited liability company) as of December 31, 2005 and 2004, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AxcessNet, LLC at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 2, 2006

AXCESSNET, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2005	2004
Cash	$ 37,344	$ 14,873
Due from related party	-	35,000
Total assets	$ 37,344	$ 49,873

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 7,887	$ 6,099
Members' equity	29,457	43,774
Total liabilities and members' equity	$ 37,344	$ 49,873

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2005	2004
Revenues:		
Success fees	$ 611,747	$ -
Investment advisory	32,500	12,500
Administrative	-	50,000
Interest income	992	586
Total revenues	645,239	63,086
Expenses:		
Management fees	240,000	-
Payroll	168,448	164,735
Payroll taxes	10,997	10,401
Employee benefits	15,484	13,910
Rent	5,168	34,870
Professional fees	18,469	25,325
Regulatory fees	2,718	6,628
Travel and selling	7,500	5,047
Telephone	-	1,155
Office expenses	1,333	676
Miscellaneous	504	500
Total expenses	470,621	263,247
Net income (loss)	174,618	(200,161)
Members' equity - beginning	43,774	-
Members' contributions	12,500	246,500
Members' distributions	(201,435)	(2,565)
Members' equity - ending	$ 29,457	$ 43,774

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2005	2004
Operating activities:		
Net income (loss)	$ 174,618	$ (200,161)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Due from related party	35,000	(35,000)
Accounts payable and accrued liabilities	1,788	6,099
Net cash provided by (used in) operating activities	211,406	(229,062)
Financing activities:		
Members' contributions	12,500	246,500
Members' distributions	(201,435)	(2,565)
Net cash provided by (used in) financing activities	(188,935)	243,935
Net increase in cash	22,471	14,873
Cash - beginning	14,873	-
Cash - ending	$ 37,344	$ 14,873

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company provides advisory services in connection with financial transactions to domestic and foreign companies, primarily Israeli based companies in the information technology industry. The Company's services include private placements of securities, advisory services including merger and acquisition services, introductions to investment banks and other broker-dealers regarding financing transactions, and investment services to institutional accounts and individual investors of accredited high net worth.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC's operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may, under certain circumstances, be liable to the LLC to the extent of previous distributions made to them in the event that the LLC does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Revenue Recognition:

Success fees are recognized upon the successful completion of private placements of securities or other financing transactions (Note 3). Investment advisory, administrative and interest income are recognized when earned.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns and no provision for income taxes is reflected in these statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) BROADVIEW BUSINESS RELATIONSHIP

The Company's agreement with Broadview International LLC (Broadview), to act as an exclusive representative for the solicitation of Broadview's services to Israeli related or other companies, was terminated effective July 2005. During 2005, the Company received success fees of 20% or 25% of certain amounts earned and received by Broadview from engagements with these companies. The success fees in 2005 and $12,500 of the investment advisory fees in both 2005 and 2004 were earned under this agreement. The Company may receive additional success fees pursuant to this relationship in the event that financial transactions under the agreement are completed.

The Company occupied office space at a Broadview facility as a tenant at will for a monthly rent of approximately $3,500. Rent expense charged to operations for 2005 and 2004 was approximately $5,000 and $35,000, respectively.

As a result of the termination of the agreement with Broadview, the Company relocated its office space to another facility during 2005 (Note 4).

(4) RELATED PARTY TRANSACTIONS

In 2005, the Company entered into a management services agreement with an entity related through common ownership. The agreement provides the Company with office space, telecommunications, information technology, and other administrative services for a management fee of $10,000 per month, adjusted for additional services and expenses. Management fees charged to expense in 2005 totaled $240,000.

In 2004, the Company provided administrative support to this related entity. Administrative support revenues for 2004 totaled $50,000.

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2005	2004
Aggregate indebtedness	$ 7,887	$ 6,099
Net capital	$ 29,457	$ 8,774
Ratio of aggregate indebtedness to net capital	.268 to 1	.695 to 1

AXCESSNET, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:	
Total members' equity	$ 29,457
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 7,887
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,000 percent	$ 28,668
Ratio: Aggregate indebtedness to net capital	.268 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 9,433
Adjustment to accounts payable and accrued liabilities	20,024
Net capital per above	$ 29,457

Note: The adjustment to accounts payable and accrued liabilities represents the reversal of an adjustment made as a result of a NASD audit. Subsequently, the Company and the NASD agreed that the accrual of certain expenses, as originally determined by the NASD auditor, was not necessary.

See independent auditors' report